CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 18, 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release dated May 18, 2007 in connection with the release of the Company’s interim results for the period ended February 28, 2007.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name: Title:	Lai Ni Quiaque Chief Financial Officer

Dated: May 18, 2007

For immediate release

City Telecom Announced Interim Results 2007

Highlights :

➢	Return to profitability with profits attributable to shareholders of HK$18.2 million

➢	Strong year-on-year improvement in EBITDA margin increased from 18.8% to 33.5%, delivering 71.9% growth in EBITDA to HK$188.2 million

➢	Fixed Telecom Network Services (FTNS) turnover increased by 9.9% to HK$398.8 million, with subscriptions grew by 25,000 to 641,000

➢	New contract broadband blended average revenue per user (ARPU) increased by 43% year-on-year to HK$175 per month

➢	Basic earnings per share amounted to HK3 cents

➢	Declared an interim dividend of HK4 cents per share

(Hong Kong, 18 May 2007) City Telecom (HK) Limited (SEHK Stock Code : 1137; Nasdaq Ticker Symbol : CTEL) (“The Group”) today announced interim results of 2007 for the six months ended 28 February 2007. During the period under review, the Group returned to profitability with profits attributable to shareholders for 1H FY07 of HK$18.2 million, compared to a loss of HK$55.2 million for 1H FY06. Basic earnings per share amounted to HK3 cents (for the six months ended 28 February 2006 : Basic loss per share: HK9 cents).

For the six months to 28 February 2007, EBITDA margin increased from 18.8% to 33.5% year-on-year, delivering 71.9% growth in EBITDA to HK$188.2 million. The Group’s revenue has slightly decreased by 3.6% year-on-year to HK$562.3 million with a growth in FTNS by 9.9% to HK$398.8 million being insufficient to cover the 25.9% decline in IDD to HK$163.5 million. FTNS is now our dominant revenue component, contributing 70.9% of our total revenue.

“After two challenging years, I am very pleased to announce that we finally turned from loss to profit in 1H FY07. Trends on different aspects on our business lines, such as number of subscribers, ARPU and EBITDA have all reported significant growth or improvements this year. These results strengthened our confidence, proving that our direction for development in the past few years and for the future is on the right track,” Chairman of the Group, Ricky Wong said.

Fixed Network Telecommunications Services (FTNS)

During the period under review, total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 25,000 from 616,000 as of 31 August 2006 to 641,000 as of 28 February 2007. In early 2006, we upgraded our service positioning from price leadership to service differentiation and assertively raised prices, particularly for our broadband service offerings. New contract broadband blended ARPU increased by 43% year-on-year to HK$175 per month.

“Our broadband services are now priced higher than PCCW and HGC. With this established premium positioning, we gained the flexibility to compete either on price and quality, which is unique in the market,” said Mr. Wong.

During the period, we proactively raised our tariff across our service offerings and increased value added services to drive up revenue yields. In addition, we strengthened broadband services offerings by introducing bb50 and bb200 to our already comprehensive suite of broadband services with bb10, bb25, bb100 and bb1000, enabling us to deliver the right price/value package to all customer categories from mass to premium users.

“This structural advantage and strong growth are empowered by our unmatched technology and the broadband speeds entailed, which are highlighted by our self-developed innovation, bbBOX and symmetric ultra-high bandwidth of up to 1000Mbps to homes via our end-to-end Metro Ethernet,’ said Mr. Wong.

International Telecommunications Services (IDD)

The structural decay in IDD continues unabated. Rather than fighting against the inevitable, we have embraced this change by proactively migrating our IDD customer base to our FTNS 2b VOIP service. Our IDD traffic volume fell by 19.0% from 406 million minutes in 1H FY06 to 329 million minutes in 1H FY07 and we expect this trend to continue.

Management Outlook

Our vision remains clear in that demand for ultra-high bandwidth will exceed what legacy xDSL service providers can deliver in the coming years. This prediction is being supported by the fact that the majority of our broadband subscription base is now on our 25Mbps to 1000Mbps service plans, despite a lower cost 10Mbps service being available. Furthermore, in Japan, legacy xDSL subscriptions are now declining on a monthly basis as Fibre-to-the-Home (FTTH) becomes service of choice. These trends will place the Group’s Metro Ethernet investment at a strategic advantage over legacy xDSL carriers.

Our upgraded premium pricing strategy has enhanced our return on investment, thereby lowering our economic barriers for network expansion. We have therefore raised our expansion plans. For the residential market, we target to increase our reach to 2.0 million homes (previously 1.8 million) from 1.3 million currently. For the commercial market, we target to increase our reach to 1,800 buildings (previously 1,200 buildings) from 750 buildings currently. Accordingly, our capital expenditure outlook is HK$150 million for FY07 and HK$175 million for FY08, with majority of these will be spent on expanding the network coverage to increase both subscriber number and revenue proportionally.

“Like always, we shall continue with our dedication to the provision of quality services and keep bettering our financial results; to introduce the most advance telecommunications technology into Asia, benefiting the population,” Mr. Wong concluded.

-End-

About City Telecom/Hong Kong Broadband Network Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Metro Ethernet from 1.3mn to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 10Mbps up to 1 Gbps), IP-TV and Corporate data services base in excess of 600,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For enquiries, please contact :

Corporate Communications	Investor Relations

Jessie Cheng Tel: (852) 3145 4118 Fax: (852) 2199 8372 Email: chengcm@ctihk.com	Peggy Chan Tel: (852) 3145 6068 Fax: (852) 2199 8655 Email: ir@ctihk.com